07024546

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED JUN 2007 WASH. DC 150 SECTION

Date 30/05/2007

SUPPL

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
JUN 21 2007

dlw 6/20

30 May 2007

Dyno Nobel awards lead project management and construction contract for Moranbah ammonium nitrate facility to Thiess

Dyno Nobel Limited (ASX: DXL) today announced it has appointed Thiess Pty Ltd (Thiess) as the preferred lead contractor for project management services and construction work for two of the three plants that will make up its ammonium nitrate facility in Moranbah, Queensland. The main terms of the contract have been agreed and it is expected to be finalised by end of June 2007. Thiess will commence work under an interim arrangement until the contract is finalised.

As announced in February 2007, United Group Resources (the resources business unit of United Group Limited) will act as managing contractor for the reconstruction of the ammonia plant. Dyno Nobel, United Group Resources and Thiess will work closely together to ensure that completion of the facility is achieved as planned.

Dyno Nobel Chief Executive Officer, Mr Peter Richards said: "Thiess brings considerable experience in the management of large projects and has access to a sizeable and experienced local construction resource pool. This will complement the engineering and construction work already commenced by United Group Resources".

With over 18,000 staff, Thiess is one of Australia's largest construction, mining and services companies and has managed the construction of some of the most significant projects throughout Australia.

"Being Queensland-based, Thiess has an excellent knowledge and understanding of the Queensland market, particularly in and around the Bowen Basin area where they have worked on both Anglo Coal's and Rio Tinto's new mine developments.

"The combination of Thiess and United Group Resources as the project's two major contractors provides a strong and experienced team in pursuing the successful and timely completion of the facility." said Mr Richards.

Upon completion, the facility will have a production capacity of 330 000 tonnes of ammonium nitrate per year, taking Dyno Nobel's manufacturing production up 366 per cent from 90,000 (50 per cent of the capacity from the QNP Joint Venture) to 420,000 tonnes.

ASX Announcement/Media Release

Dyno Nobel has secured long-term customer contracts with three leading mining houses: Anglo Coal, Rio Tinto and Xstrata and Dyno Nobel expects to begin commissioning of the facility in fourth quarter 2008.

Earlier this month, the Queensland Government's Coordinator General gave the project the green light when it signed off on the environmental impact statement for the facility. Initial site development is well advanced.

-ENDS-

For media enquires contact:
Sonja Kukec, Dyno Nobel 0438 766 483
Gloria Barton, Cannings 0413 520 603
Peter Brookes, Cannings 0407 911 389

Background

Dyno Nobel Moranbah Project Contracting Structure


Dyno Nobel Moranbah Project Owners' Team (MPOT)
Dyno Nobel – SNC Lavalin
Thiess Pty Ltd – Project Manager
Ammonia Plant Reconstruction Construction Contractor United Group Resources
Nitric Acid Plant Reconstruction Construction Contractor Thiess
Ammonium Nitrate Plant Construction Contractor Thiess

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US, Mexico, Papua New Guinea and Indonesia. Dyno Nobel has a market capitalisation of approximately AUD2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

Thiess

Established in 1933, Thiess is a leading integrated engineering and services provider with diverse operations throughout Australia, South East Asia and the near Pacific. Thiess' operations span building, civil engineering, mining, process, environmental services, utilities services, facilities operations and maintenance. Thiess has more than 18,000 employees.

United Group Resources

United Group Resources is a leading Australian construction, engineering, asset management and maintenance provider offering long term integrated solutions to the mining and mineral processing, oil and gas, chemical and heavy manufacturing sectors.

END